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                                                                     Exhibit 77C

ITEM 77C--MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS:

Shareholder Meeting Results
(UNAUDITED)

Columbia Technology Fund

At a Joint Special Meeting of Shareholders held on February 27, 2013 (the "Meeting"), shareholders of the Fund considered two proposals. The first proposal was a change to the Fund's policy regarding concentration to provide that the Fund will, under normal market conditions, invest at least 25% of its total assets in securities of companies in the technology and related group of industries. The second proposal was the reclassification of the Fund from a "diversified fund" to a "non-diversified fund," as such terms are defined in the Investment Company Act of 1940, as amended. The proposals were approved at an adjourned meeting held on April 10, 2013. The votes cast for or against as well as the number of abstentions and broker non-votes as to each proposal are set forth below. A vote is based on total dollar interest in the Fund as of the record date for the Meeting.

Proposal 1. Proposal to change the Fund's concentration policy


    Votes For        Votes Against         Abstentions        Broker Non-Votes
    ---------        -------------         -----------        ----------------
    5,631,078           198,240              394,779                  0

Proposal 2. Proposal to reclassify the Fund from a "diversified fund" to a "non-diversified fund"

    Votes For         Votes Against        Abstentions        Broker Non-Votes
    ---------         -------------        -----------        ----------------
    5,529,807            300,342             393,949                  0